# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gritstone bio, Inc., CIK 0001656634
CUSIP: 39868T105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 5959 Horton Street, Suite 300, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001144204-18-052347
Filed by CIK 0001425738

## Reporting persons
- Redmile Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,163,457; sole dispositive power 0; shared dispositive power 13,163,457; aggregate amount beneficially owned 13,163,457 (8.2% of the class)
  Comment: Redmile Group, LLC's beneficial ownership of the Issuer's common stock ("Common Stock") is comprised of 0 direct shares and 13,163,457 shares of Common Stock issuable upon exercise of certain Warrants to Purchase Common Stock (the "Warrants" and the shares issuable thereunder, the "Warrant Shares"), which are owned by certain private investment vehicles managed by Redmile Group, LLC, including RedCo II Master Fund, L.P. ("RedCo II") (collectively, the "Redmile Clients"). The Warrant Shares may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Clients. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on the sum of (i) 147,708,395 shares of Common Stock outstanding as of November 13, 2024, as represented and warranted by the Issuer in that certain Senior Secured Superpriority Debtor-In-Possession Financing Agreement, dated as of November 13, 2024, between the Issuer, the lenders from time to time party thereto, and Future Solution Investments LLC, an exhibit to the Issuer's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on November 15, 2024 (the "Form 8-K"); plus (ii) 13,163,457 Warrant Shares issuable upon exercise of the Warrants.
- Jeremy C. Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 13,163,457; sole dispositive power 0; shared dispositive power 13,163,457; aggregate amount beneficially owned 13,163,457 (8.2% of the class)
  Comment: Jeremy C. Green's beneficial ownership of the Issuer's Common Stock is comprised of 0 direct shares and 13,163,457 Warrant Shares issuable upon exercise of the Warrants directly held by certain Redmile Clients, including RedCo II, which Warrant Shares may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Clients. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on the sum of (i) 147,708,395 shares of Common Stock outstanding as of November 13, 2024, as reported by the Issuer in the Form 8-K; plus (ii) 13,163,457 Warrant Shares issuable upon exercise of the Warrants.
- RedCo II Master Fund, L.P.: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 7,232,956; sole dispositive power 0; shared dispositive power 7,232,956; aggregate amount beneficially owned 7,232,956 (4.7% of the class)
  Comment: RedCo II beneficially owns 0 direct shares of the Issuer's Common Stock and 7,232,956 Warrant Shares issuable upon exercise of the Warrants directly held by RedCo II.
  
  Percentage based on the sum of (i) 147,708,395 shares of Common Stock outstanding as of November 13, 2024, as reported by the Issuer in the Form 8-K; plus (ii) 7,232,956 Warrant Shares issuable upon exercise of the Warrants directly held by RedCo II.

## Item 1. Issuer
Name of issuer: Gritstone bio, Inc.
Address of issuer's principal executive offices: 5959 Horton Street, Suite 300, Emeryville, CA 94608

## Item 2. Person Filing
Name of person filing:
Redmile Group, LLC
Jeremy C. Green
RedCo II Master Fund, L.P.
Address of principal business office or, if none, residence:
Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

RedCo II Master Fund, L.P.
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129
Citizenship:
Redmile Group, LLC: Delaware

Jeremy C. Green: United Kingdom

RedCo II Master Fund, L.P.: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Redmile Group, LLC - 13,163,457 (1)
Jeremy C. Green - 13,163,457 (1)
RedCo II Master Fund, L.P. - 7,232,956 (2)
Percent of class:
Redmile Group, LLC - 8.2% (3)
Jeremy C. Green - 8.2% (3)
RedCo II Master Fund, L.P. - 4.7% (4)
Sole power to vote or to direct the vote:
Redmile Group, LLC - 0
Jeremy C. Green - 0
RedCo II Master Fund, L.P. - 0
Shared power to vote or to direct the vote:
Redmile Group, LLC - 13,163,457 (1)
Jeremy C. Green - 13,163,457 (1)
RedCo II Master Fund, L.P. - 7,232,956 (2)
Sole power to dispose or to direct the disposition:
Redmile Group, LLC - 0
Jeremy C. Green - 0
RedCo II Master Fund, L.P. - 0
Shared power to dispose or to direct the disposition:
Redmile Group, LLC - 13,163,457 (1)
Jeremy C. Green - 13,163,457 (1)
RedCo II Master Fund, L.P. - 7,232,956 (2)

(1) Redmile Group, LLC's and Jeremy C. Green's beneficial ownership of the Issuer's Common Stock is comprised of 0 direct shares and 13,163,457 Warrant Shares issuable upon exercise of the Warrants directly held by certain Redmile Clients, which Warrant Shares may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Clients. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(2) RedCo II beneficially owns 0 direct shares of the Issuer's Common Stock and 7,232,956 Warrant Shares issuable upon exercise of the Warrants directly held by RedCo II.

(3) Percentage based on the sum of (i) 147,708,395 shares of Common Stock outstanding as of November 13, 2024, as reported by the Issuer in the Form 8-K; plus (ii) 13,163,457 Warrant Shares issuable upon exercise of the Warrants.

(4) Percentage based on the sum of (i) 147,708,395 shares of Common Stock outstanding as of November 13, 2024, as reported by the Issuer in the Form 8-K; plus (ii) 7,232,956 Warrant Shares issuable upon exercise of the Warrants directly held by RedCo II.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (02/14/2025)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (02/14/2025)
- RedCo II Master Fund, L.P.: /s/ Jeremy C. Green, Managing Member of RedCo II (GP), LLC, general partner of RedCo II Master Fund, L.P. (02/14/2025)